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                           May 14, 2024

       Katheryn A. Gettman
       Partner, Cozen O   Connor, P.C.
       Astra Space, Inc.
       33 South 6th Street
       Suite 3800
       Minneapolis, MN 55402

                                                        Re: Astra Space, Inc.
                                                            Schedule 13E-3
filed May 7, 2024 filed by Astra Space, Inc. et al.
                                                            File No. 005-91610
                                                            color:white;"_
                                                            Revised Preliminary
Information Statement
                                                            Filed May 7, 2024
                                                            File No. 001-39426

       Dear Katheryn A. Gettman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3 filed May 7, 2024

       Item 3. Identity and Background of Filing Persons

   1. Please provide the information required by Item 1003(a) through (c) of Regulation M-A with respect to the
Kemp Trust.
       Revised Preliminary Information Statement filed May 7, 2024

       Background of the Merger, page 15

   2. We note your response to prior comment 10. We also note your disclosure on page 54 that
                                                        PJT Partners' outreach
was a "material factor" in the Special Committee's evaluation of
 Katheryn A. Gettman
Astra Space, Inc.
May 14, 2024
Page 2
       the fairness of the Transactions. Please confirm in your response that PJT Partners did not provide any report, opinion or appraisal with respect to the Company's evaluation of potential strategic alternatives or provide the disclosure required under Item 1015 of
       Regulation M-A for any such report, opinion or appraisal. Alternatively, provide your detailed legal analysis of why any materials prepared by PJT Partners would not be considered materially related to the going-private transaction given the importance of PJT
       Partners' outreach to the Special Committee's determination of the transaction's fairness.
Recommendation of the Special Committee; Reasons for the Merger, page 54

3. We note your response to prior comment 11. Please provide additional disclosure explaining why the Special Committee did not consider net book value in reaching its determination and recommendation. Also provide equivalent disclosure for each other filing person.
4. Please describe the basis upon which the Special Committee determined that the Public
       Stockholders are "situated substantially similarly to the Company's 'unaffiliated security holders,' as such term is defined in Rule 13e-3 under the Exchange Act." General

5. We note your additional disclosure (e.g., on page 99) that "certain Class A Shares held by
       Mr. Kemp . . . and Dr. London . . . may be sold to cover transaction expenses in connection with the Merger." Since recent market prices exceed the amount of the per share Merger Consideration, please disclose how such shares would be sold (e.g., open market transactions or otherwise) and whether such shares may be sold at a price in excess of the Merger Consideration.
6. We note that you have requested confidential treatment for certain exhibits. We will review and provide comments on your request separately.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Daniel Duchovny at 202-551-3619 or Laura McKenzie at
202-551-4568.



                                                             Sincerely,
FirstName LastNameKatheryn A. Gettman
                                                             Division of
Corporation Finance
Comapany NameAstra Space, Inc.
                                                             Office of Mergers
& Acquisitions
May 14, 2024 Page 2
cc:       Kevin J. Roggow
FirstName LastName